FILED BY ACACIA RESEARCH CORPORATION (COMMISSION FILE NO. 000-26068)
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

Investors are urged to read documents relevant to the transaction described in this announcement that are filed with or that will be filed with the U.S. Securities and Exchange Commission because they contain important information about the transaction. After they are filed, you can obtain the relevant documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write or call us, we will send you for free, when available, the prospectus that we file in connection with the registration of the shares to be issued in the acquisition. You can call us at (949) 480-8300 or write to us at:

Acacia Research Corporation
500 Newport Center Drive, 7th Floor
Newport Beach, California  92660
Attention: Investor Relations



                    [ACACIA RESEARCH CORPORATION LETTERHEAD]


                                                               INVESTOR CONTACT:
 FOR IMMEDIATE RELEASE                                              Rob Stewart
 March 20, 2002                                                    949-480-8300


  ACACIA RESEARCH ANNOUNCES PLAN TO CREATE SEPARATE NASDAQ LISTED PUBLIC SHARES
             FOR ITS COMBIMATRIX AND ACACIA TECHNOLOGIES BUSINESSES


     NEWPORT BEACH, Calif.--(BW HealthWire)--March 20, 2002--Acacia Research Corporation (Nasdaq:ACRI) announced today that its Board of Directors has approved a plan to divide its common stock into two new classes -- new "CombiMatrix" stock, that would reflect the performance of its subsidiary CombiMatrix Corporation, and new "Acacia Technologies" stock, that would reflect the performance of Acacia's media technology businesses.

     The plan will be submitted to the Company's stockholders for approval.

     If the plan is approved, Acacia Research stockholders would receive shares of both of the new classes of stock in exchange for the shares they now hold, and the new shares would be separately traded Nasdaq listed public securities.

     Paul R. Ryan, Chairman and CEO of Acacia Research, said: "We believe the separately traded shares would increase market awareness of the performance and value of our two distinct businesses, increase investor interest, attract industry-specific investors and better enable us to pursue strategic opportunities. This is an important step toward realizing the full market value of our separate businesses."

     Acacia also announced that its Board of Directors and CombiMatrix's Board of Directors have approved an Agreement for Acacia to acquire the minority stockholder interest in CombiMatrix. The proposed acquisition would be accomplished through a merger in which the minority stockholders of CombiMatrix would receive shares of the new "CombiMatrix" stock, in exchange for their existing shares. The proposed transaction will be submitted to the stockholders of both Companies for approval.

     "CombiMatrix minority stockholders and Acacia Research stockholders would both benefit by receiving publicly traded Nasdaq listed shares of the new `CombiMatrix' stock," commented Dr. Amit Kumar, CEO & President of CombiMatrix. "Both groups of stockholders would benefit from the liquidity provided by the new `CombiMatrix' stock if the proposals are approved," concluded Dr. Kumar.

     A.G. Edwards and Gerard Klauer Mattison are investment advisors for CombiMatrix in the merger and William Blair & Co. will advise Acacia Research.

     Commenting on this new structure, Mr. Ryan stated: "To maximize the potential value of our distinct businesses, we are pursuing a financial and operating structure that will allow our two businesses to grow as quickly as possible. After reviewing various alternative operating structures, our Board believes this targeted approach is optimal for our situation."

     Acacia Research's Board of Directors believes the new stock structure can unlock numerous benefits for stockholders, achieving the following important objectives:

     1. Facilitate autonomy. The structure allows each business to optimize its own identity, business strategy and financial model.

     2. Accommodate investor interests. The structure is designed to serve the interests of investors by providing separate investment vehicles for Acacia's different businesses, particularly to the extent those businesses operate in different industry sectors and have different characteristics and goals with respect to timing, growth, risks, and financial requirements.

     3. Attract institutional research. The separate stocks would enable research coverage by industry specific analysts.

     4. Targeted stock ownership. The structure would enable Acacia Research stockholders to have targeted ownership of both "Acacia Technologies" stock and "CombiMatrix" stock.

     5. Acquisition currencies. The Company would have two different equity securities for issuance in connection with any potential acquisitions.

     The proposed recapitalization and merger are subject to several important conditions, including receipt of stockholder approval for both companies, receipt of satisfactory tax and accounting opinions, approval of the proposed merger by a special committee of the CombiMatrix Board of Directors, receipt of a fairness opinion regarding the merger, approval for listing of both of the new shares on Nasdaq and other customary conditions.

     Prior to the completion of the proposed transaction, Acacia Research and CombiMatrix anticipate that Acacia would convey its majority ownership of Advanced Material Sciences to CombiMatrix in exchange for CombiMatrix stock.

     Acacia Research is preparing to file a preliminary proxy statement with the U.S. Securities and Exchange Commission, and the proposals are expected to be presented to stockholders for approval at a special meeting. Proxy materials will be mailed to stockholders following a registration statement being declared effective.

     This press release does not constitute an offer of any security for sale or solicitation of an offer to buy. Any sale of the securities will be made only by means of the prospectus included within the registration statement.

     About Acacia Research Corporation

     Acacia Research develops, licenses and provides products for the life science and media technology sectors. Acacia licenses its V-chip technology to television manufacturers and owns pioneering technology for digital streaming and video-on-demand. Acacia's CombiMatrix subsidiary is developing a bio-chip technology for the life science market. Acacia Research's Web site is located at www.acaciaresearch.com.

     About CombiMatrix

     CombiMatrix is developing a platform technology that has a wide range of applications, from DNA synthesis/diagnostics to immunochemical detection. The platform allows the company to rapidly produce customizable active biochips, which are semiconductor-based tools for use in identifying and determining the roles of genes, gene mutations and proteins. The company is designing its products principally to be responsive to the needs of pharmaceutical, biotechnology, and academic researchers in analyzing raw genomic data in the discovery and development of pharmaceutical products. CombiMatrix's Web site is located at www.combimatrix.com

     Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

     This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current expectations and speak only as of the date hereof. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including the recent slowdown affecting technology companies, our ability to successfully develop products, rapid technological change in our markets, changes in demand for our future products, legislative, regulatory and competitive developments and general economic conditions. Our Annual Report on Form 10-K, recent and forthcoming Quarterly Reports on Form 10-Q, recent Current Reports on Forms 8-K and 8-K/A, and other SEC filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.


                                  End of Filing